MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2019

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the year ended December 31, 2019 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of February 20, 2020 and all information contained is current as of February 20, 2020 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2020, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

TABLE OF CONTENTS

OPERATING HIGHLIGHTS	4

HISTORY AND STRATEGY	5

REVIEW OF OPERATING RESULTS	6

GUANACEV¥ OPERATIONS	9

BOLAÑITOS OPERATIONS	11

EL CUBO OPERATIONS	13

EL COMPAS OPERATIONS	15

DEVELOPMENT ACTIVITIES	16

EXPLORATION RESULTS	17

RESERVES AND RESOURCES	18

CONSOLIDATED FINANCIAL RESULTS	18

SELECTED ANNUAL INFORMATION	21

NON-IFRS MEASURES	21

QUARTERLY RESULTS AND TRENDS	27

ANNUAL OUTLOOK	32

LIQUIDITY AND CAPITAL RESOURCES	33

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	39

RISKS AND UNCERTAINTIES	44

CONTROLS AND PROCEDURES	49
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended December 31			2019 Highlights	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
Production
939,511	1,386,505	(32%)	Silver ounces produced	4,018,735	5,522,068	(27%)
9,578	13,117	(27%)	Gold ounces produced	38,907	52,967	(27%)
923,540	1,359,256	(32%)	Payable silver ounces produced	3,951,923	5,417,633	(27%)
9,397	12,821	(27%)	Payable gold ounces produced	38,003	51,826	(27%)
1,705,751	2,435,865	(30%)	Silver equivalent ounces produced(1)	7,131,295	9,759,428	(27%)
13.63	9.22	48%	Cash costs per silver ounce(2)(3)	12.85	8.06	59%
20 .43	14.30	43%	Total production costs per ounce(2)(4)	20 .73	15.21	36%
23.20	14.20	63%	All-in sustaining costs per ounce(2)(5)	21.19	15.45	37%
236,531	309,036	(23%)	Processed tonnes	954,886	1,266,831	(25%)
113.47	93.52	21%	Direct production costs per tonne(2)(6)	110 .09	86.32	28%
15.19	11.53	32%	Silver co-product cash costs(7)	14.18	11.15	27%
1,312	984	33%	Gold co-product cash costs(7)	1,238	902	37%
Financial
34.6	33.8	2%	Revenue ($ millions)	121.7	150 .5	(19%)
1,050,157	1,264,340	(17%)	Silver ounces sold	4,054,652	5,461,197	(26%)
10,803	11,819	(9%)	Gold ounces sold	39,151	51,318	(24%)
17.45	14.88	17%	Realized silver price per ounce	16.29	15.65	4%
1,507	1,270	19%	Realized gold price per ounce	1,422	1,267	12%
(17.9)	(3.7)	(389%)	Net earnings (loss) ($ millions)	(48.1)	(12.4)	(286%)
(3.8)	0 .4	(1,055%)	Mine operating earnings ($ millions)	(17.4)	3.5	(595%)
4.9	8.5	(43%)	Mine operating cash flow(8) ($ millions)	14.9	43.9	(66%)
(7.9)	0 .1	(8,000%)	Operating cash flow before working capital changes (9)	(8.9)	22.2	(140%)
(4.8)	2.2	(318%)	Earnings before ITDA (10) ($ millions)	(11.1)	21.9	(151%)
38.4	54.5	(30%)	Working capital ($ millions)	38.4	54.5	(30%)
Shareholders
(0.13)	(0 .03)	(333%)	Earnings (loss) per share – basic	(0 .36)	(0 .10)	(260%)
(0.06)	0.00	(100%)	Operating cash flow before working capital changes per share (9)	(0 .07)	0.17	(138%)
140,054,885	130,511,679	7%	Weighted average shares outstanding	135,367,129	128,600,421	5%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 21.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 & 24

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24 and 25.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 26 & 27.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 21.

(9)	See Reconciliation to IFRS on page 21 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 22.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which operated until November 2019.

In addition to operating the Guanaceví and Bolañitos mines, the Company commissioned the El Compas mine in March 2019. The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines and the recently commissioned El Compas mines, which attained commercial production in March 2019. The Company suspended mining operations at the El Cubo mine on November 30, 2019 due to exhaustion of reserves.

Consolidated Production Results for the Three Months and Years Ended December 31, 2019 and 2018

Three Months Ended December 31			CONSOLIDATED	Year Ended December 31
20 19	20 18	% Change		20 19	20 18	% Change
236,531	309,036	(23%)	Ore tonnes processed	954,886	1,266,831	(25%)
140	157	(11%)	Average silver grade (gpt)	149	156	(5%)
88.3	88.8	(1%)	Silver recovery (%)	88.0	86.9	1%
939,511	1,386,505	(32%)	Total silver ounces produced	4,018,735	5,522,068	(27%)
923,540	1,359,256	(32%)	Payable silver ounces produced	3,951,923	5,417,633	(27%)
1.53	1.55	(1%)	Average gold grade (gpt)	1.50	1.53	(2%)
82.2	85.4	(4%)	Gold recovery (%)	84.7	84.9	(0%)
9,578	13,117	(27%)	Total gold ounces produced	38,907	52,967	(27%)
9,397	12,821	(27%)	Payable gold ounces produced	38,003	51,826	(27%)
1,705,751	2,435,865	(30%)	Silver equivalent ounces produced(1)	7,131,295	9,759,428	(27%)
13.63	9.22	48%	Cash costs per silver ounce(2)(3)	12.85	8.06	59%
20 .43	14.30	43%	Total production costs per ounce(2)(4)	20 .73	15.21	36%
23.20	14.20	63%	All in sustaining cost per ounce (2)(5)	21.19	15.45	37%
113.47	93.52	21%	Direct production costs per tonne(2)(6)	110.09	86.32	28%
15.19	11.53	32%	Silver co-product cash costs(7)	14.18	11.15	27%
1,312	984	33%	Gold co-product cash costs(7)	1,238	902	37%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 21.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 & 24.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 24 & 25.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 26 & 27.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Production

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Consolidated silver production during Q4, 2019 was 939,511 ounces (oz), a decrease of 32% compared to 1,386,505 oz in Q4, 2018, and gold production was 9,578 oz, a decrease of 27% compared to 13,117 oz in Q4, 2018. Plant throughput was 236,531 tonnes at average grades of 140 grams per tonne (gpt) silver and 1.53 gpt gold, a reduction of 23% compared to 309,036 tonnes grading 157 gpt silver and 1.55 gpt gold in Q4, 2018. The 32% lower silver production and 27% lower gold production compared to Q4, 2018 were due to lower throughput, grades and the suspension of mining operations at the El Cubo mine during the quarter and lower throughput and grades at Bolañitos, partly offset by higher production at Guanaceví and new production at El Compas.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Consolidated silver production during 2019 was 4,018,735 ounces (oz), a decrease of 27% compared to 5,522,068 oz in 2018, and gold production was 38,907 oz, a decrease of 27% compared to 52,967 oz. Plant throughput was 954,886 tonnes at average grades of 149 grams per tonne (gpt) silver and 1.50 gpt gold, a 25% reduction compared to 1,266,831 tonnes grading 156 gpt silver and 1.53 gpt gold in 2018. The 27% lower metal production compared to 2018 was due to the planned reduction of mine output at El Cubo and lower than planned throughput at Bolañitos, offset by production improvements at Guanaceví and initial commercial production from El Compas.

Consolidated Operating Costs

Three months ended December 31, 2019 (compared to the three months ended December 33, 2018)
Direct production costs per tonne in Q4, 2019 increased 21% compared with Q4, 2018 due to lower consolidated throughput driven by the Bolañitos and El Cubo operations, the initial higher cost of the El Compas operation and higher proportional production from Guanaceví mine, which is a higher cost operation.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $13.63 primarily due to higher operating costs per tonne and lower silver grades. All-in sustaining costs (also a non-IFRS measure) which, compared to Q4, 2018, increased 63% to $23.20 per oz in Q4, 2019. This increase in all-in sustaining costs was a result of higher operating and corporate general and administrative costs, increased exploration at Guanaceví and Bolañitos in the same period offset by lower capital expenditures at the Guanaceví operation in Q4, 2019 compared to Q4, 2018.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Direct production costs per tonne in 2019 increased 28% compared to 2018, primarily due to reduced mine output. Higher production costs also included higher power costs due to increased electrical rates, mobilization costs for contractors, severance, the expensing of development expenditures due to the estimated remaining reserve life at El Cubo and the addition of the initial higher cost of the El Compas operation which has been in commercial production since March 2019.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $12.85 primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure) which, compared to 2018, increased 37% to $21.19 per oz in 2019. This increase in all-in sustaining costs was a result of higher operating costs, higher general and administrative costs and significant new investment at the Bolañitos operation, offset by lower exploration and capital expenditures at the El Cubo operation and reduced development compared to previous years at Guanaceví.

For the year ended December 31, 2019, direct production costs were $110.09 per tonne compared to the revised guided range of $90-$100 per tonne. The lower throughput and higher costs than planned at Guanaceví and Bolañitos, the reduced output from El Cubo and increased waste mined at El Compas drove the higher consolidated direct costs per tonne than guided.

Consolidated cash costs, net of gold by-product credits, were guided to be $10.00 -$11.00 per oz of silver in 2019. For the year ended December 31, 2019, cash costs, net of gold by-product credits, were $12.85 per oz and cash costs expressed on a co-product basis were $14.18 per oz silver and $1,238 per gold oz. The lower than planned throughput resulted in higher than guided costs per tonne and costs per ounce.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were guided to be $17.00 -$18.00 per oz of silver produced in 2019 reflecting new investments in sustaining exploration and development programs. For the year ended December 31, 2019 AISC, net of gold by-product credits, was $21.19 higher than guided as costs on a per ounce basis were higher than expected. The Company’s sustaining capital expenditures increased from the acquisition of new mobile equipment and general and administration expenses were higher than planned related to increased legal cost and advisory costs.

A Company-wide review of operations at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site. As a result, management initiated multiple remedial measures in Q2, 2019 including changes of mine-site management and contractors, changes to shift and contractor supervision, renting used mining equipment and leasing new mining equipment, revising the 2019 mine plans for all four mines, particularly Guanaceví, and reducing the work force.

The goal of these remedial actions was to improve safety, reduce operating costs and generate free cash flow at current metal prices. Management notes that while the remedial actions started to have a positive impact on mine operating performance in Q4, 2019, the full benefit of these initiatives is expected to be realized into 2020. The Company incurred significant one-time expenditures including severance payments and down-payments for new mining equipment which impacted the Company’s financial performance in 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre length of the prolific Santa Cruz vein. Guanaceví provides steady employment to over 475 people and engages over 400 contractors. Guanaceví mine production operated below plant capacity due to the operational issues described under “Guanaceví Production Results”. The development of two new orebodies, Milache and SCS and the acquisition of the Ocampo concession rights are expected to provide sufficient ore and flexibility to meet the designed capacity of the plant going forward. Initial production at Milache commenced in October 2018 averaging 338 tpd mined in 2019 and reaching 470 tpd in Q4, 2019. The SCS portal was collared in late 2018 with 125 tpd mined in Q4, 2019 with the SCS portal expected to reach full capacity of 200-300 tpd in 2020. The Company successfully drilled the projected extensions of the previously mined Porvenir Cuatro and Porvenir ore bodies onto the Ocampo concessions. The Company mined 37,000 tonnes from the Porvenir Cuatro extension (P4E) and the Porvenir extension (PNE) in 2019.

Production Results for the Three Months and Years Ended December 31, 2019 and 2018

Three Months Ended December 31			GUANACEVÍ	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
92,323	75,528	22%	Ore tonnes processed	322,988	307,042	5%
252	222	14%	Average silver grade (g/ t)	234	222	5%
90.0	89.8	0%	Silver recovery (%)	90.6	89.6	1%
673,559	484,197	39%	Total silver ounces produced	2,202,592	1,963,773	12%
671,051	483,713	39%	Payable silver ounces produced	2,196,475	1,961,788	12%
0.75	0.58	29%	Average gold grade (g/ t)	0.65	0.59	10%
91.0	88.0	3%	Gold recovery (%)	90.2	89.7	1%
2,025	1,240	63%	Total gold ounces produced	6,087	5,224	17%
2,027	1,238	64%	Payable gold ounces produced	6,081	5,218	17%
835,559	583,397	43%	Silver equivalent ounces produced(1)	2,689,552	2,355,573	14%
13.54	19.38	(30%)	Cash costs per silver ounce(2)(3)	15.87	17.57	(10%)
16.83	27.24	(38%)	Total production costs per ounce(2)(4)	22.15	29.42	(25%)
19.48	27.49	(29%)	All in sustaining cost per ounce (2)(5)	22.86	27.01	(15%)
131.56	144.57	(9%)	Direct production costs per tonne(2)(6)	135.14	133.78	1%
14.32	18.51	(23%)	Silver co-product cash costs(7)	15.97	17.21	(7%)
1,236	1,579	(22%)	Gold co-product cash costs(7)	1,394	1,393	0%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 21.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 & 24.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 24 & 25.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 26 & 27.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Guanaceví Production Results

Management originally guided 2019 production at Guanaceví to range from 2.5 to 2.9 million oz silver and 6,200 to 6,800 oz gold. In 2019, Guanaceví faced significant operational challenges requiring management to revise guidance. The planned production from Porvenir Norte was narrower vein and lower grade than planned, resulting in lower production from this area. Additionally, development of the SCS advanced more slowly than anticipated which also reduced planned output for 2019.

Management revised guided 2019 production at Guanaceví to range from 2.2 to 2.5 million oz silver and 5,500 to 6,000 oz gold. Silver production attained the low range of revised 2019 guidance and gold production exceeded the high range of the revised guidance by 1%.

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Silver production at the Guanaceví mine during Q4, 2019 was 673,559 oz, an increase of 39% compared to 484,197 oz in Q4, 2018, and gold production was 2,025 oz, an increase of 63% compared to 1,240 oz in Q4, 2018. Plant throughput was 92,323 tonnes at average grades of 252 gpt silver and 0.75 gpt gold, compared to 75,528 tonnes grading 222 gpt silver and 0.58 gpt gold in Q4, 2018. Production increased compared to Q4, 2018 primarily due to higher throughput and higher ore grades. Throughput and ore grades increased as a result of the operational changes and increased access to the higher grade ores in the Milache, SCS and Porvenir Cuatro Extension (P4E) orebodies replaced production from the lower grade Porvenir Norte and Santa Cruz orebodies, which are now closed.

Fourth quarter throughput and grades were the highest for the year as the operating improvements implemented in Q2 2019 started to deliver results. Mine development of the Milache and P4E orebodies were on plan but development of the SCS orebody continued to lag behind plan.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Silver production at the Guanaceví mine for year ended December 31, 2019 was 2,202,592 oz, an increase of 12% compared to 1,963,773 oz in 2018, and gold production was 6,087 oz, an increase of 17% compared to 5,224 oz. Plant throughput was 322,988 tonnes at average grades of 234 gpt silver and 0.65 gpt gold, compared to 307,042 tonnes grading 222 gpt silver and 0.59 gpt gold for 2018.

The mine production rate at the Milache ore body increased to 434 tpd during the H2, 2019, while the production from SCS orebody increased in the fourth quarter. During 2019 planned production from Porvenir Norte was narrower and lower grade compared to plan and the development of the SCS advanced slower than anticipated, resulting in lower production than planned from these areas. The acquisition of the Ocampo concession rights provided access to high grade P4E ore which offset lower output than planned at SCS and displaced the higher cost production at Santa Cruz and Porvenir North.

Guanaceví Operating Costs

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Direct production costs per tonne for the three months ended December 31, 2019 fell 9% compared with the same period in 2018, as a result of the improved mine output offset by higher contractor costs, royalties paid to Ocampo E and costs of exploration ramps into the P4E ore body. Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were 30% lower due to the lower cost per tonne, higher metal grades and higher gold credit. Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to the same period in 2018, fell 29% to $19.48 per oz for the three months ended December 31, 2019. The decrease in cash costs translated into lower all in sustaining costs, while lower capital expenditures were offset by the higher allocation of general and administration expenses and higher site exploration costs compared to the same period in 2018.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Direct production costs per tonne for the year ended December 31, 2019 rose 1% compared with 2018, as a result of more investment into training, higher severance, higher power costs and additional pumping costs. The higher costs per tonne, was offset by higher grade ore, resulting in a 10% decrease in cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). All-in sustaining costs (also a non-IFRS measure) which, compared to 2018, decreased 15% to $22.86 per oz for the year ended December 31, 2019. The decrease in all-in sustaining costs per ounce is primarily due to lower capital expenditures offset by higher general and administration expenses. In 2018, the Company began development of the Milache ore body, which came into initial production in Q4, 2018.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV (“Ocampo”), a subsidiary of Grupo Frisco. The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. In 2019, the Company paid a 9% royalty based on then current prices.

The El Porvenir concession sits adjacent to the Porvenir Norte mine and covers 15 hectares including the projected extension of the Porvenir Norte orebody. The Company had a similar exploration and exploitation right on this property between 2006 and 2008, during which time the Company conducted exploration drilling and small scale mining. Previously estimated resources remain available for development and production at higher silver prices.

The El Curso property lies adjacent to the now closed Porvenir Cuatro mine and covers 40 hectares including the northwest extension of the Porvenir Cuatro orebody. Porvenir Cuatro was previously Guanaceví’s highest grade mine in the district where mining ended in 2018 at the boundary with the El Curso property. The current mine access ramp from Porvenir Cuatro to Milache crosses the entire El Curso property and provides existing underground access and infrastructure to facilitate the exploration, development and production of El Curso. During Q3, 2019, equipment and personnel were allocated to commence mining of the Porvenir Norte extension (PNE) and exploration of the Porvenir Cuatro extension (P4E), which slowed the development of SCS ore body.

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 330 people and engages over 180 contractors.

Production Results for the Years Ended December 31, 2019 and 2018

Three Months Ended December 31			BOLAÑITOS	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
82,147	105,768	(22%)	Ore tonnes processed	316,708	439,005	(28%)
51	82	(38%)	Average silver grade (g/ t)	73	86	(15%)
81.6	84.4	(3%)	Silver recovery (%)	84.1	80.4	5%
109,963	235,326	(53%)	Total silver ounces produced	624,942	975,555	(36%)
103,348	228,184	(55%)	Payable silver ounces produced	603,903	946,995	(36%)
1.81	1.77	2%	Average gold grade (g/ t)	1.69	1.79	(6%)
85.5	85.8	(0%)	Gold recovery (%)	85.9	83.6	3%
4,088	5,166	(21%)	Total gold ounces produced	14,779	21,127	(30%)
4,008	5,037	(20%)	Payable gold ounces produced	14,380	20,621	(30%)
437,003	648,606	(33%)	Silver equivalent ounces produced(1)	1,807,262	2,560,080	(29%)
4.82	2.59	86%	Cash costs per silver ounce(2)(3)	6.72	2.14	214%
14.44	2.25	542%	Total production costs per ounce(2)(4)	12.78	3.08	315%
38.38	5.12	650%	All in sustaining cost per ounce (2)(5)	25.11	9.00	179%
80.66	66.43	21%	Direct production costs per tonne(2)(6)	77.88	64.20	21%
14.31	10.39	38%	Silver co-product cash costs(7)	12.88	10.49	23%
1236	887	39%	Gold co-product cash costs(7)	1124	849	32%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, September 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 21.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 & 24.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 24 & 25.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 26 & 27.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Bolañitos Production Results

Management originally guided 2019 production at Bolañitos to range from 0.8 to 1.0 million oz silver and 19,500 to 21,500 oz gold. In 2019, Bolañitos mine output declined year-on-year because the mine plan had to be re-sequenced to allow for blending of high and low arsenic ores, equipment availability issues and delayed mine development which resulted in lack of access to ore.

As a result of these issues management revised guidance and guided 2019 production at Bolañitos to range from 0.7 to 0.9 million oz silver and 15,000 to 17,000 oz gold. Silver and gold production did not meet revised 2019 guidance, missing by 11% and 1%, respectively.

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Silver production at the Bolañitos mine was 109,963 oz in Q4, 2019, a decrease of 53% compared to 235,326 oz in Q4, 2018, and gold production was 4,088 oz in Q4, 2019, a decrease of 21% compared to 5,166 oz in Q4, 2018. Plant throughput in Q4, 2019 was 82,147 tonnes at average grades of 51 gpt silver and 1.81 gpt gold, compared to 105,768 tonnes grading 82 gpt silver and 1.77 gpt gold in Q4, 2018. The mine output was lower due to the mine plan being re-sequenced to allow blending of low arsenic ore with higher arsenic ore resulting in a lack of stope access compounded by equipment availability issues. The deeper ore has lower silver grades than estimated.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Silver production at the Bolañitos mine was 624,942 oz for 2019, a decrease of 36% compared to 975,555 oz in 2018, and gold production was 14,779 oz for 2019, a decrease of 30% compared to 21,127 oz in 2018. Plant throughput was 316,708 tonnes at average grades of 73 gpt silver and 1.69 gpt gold, compared to 439,005 tonnes grading 86 gpt silver and 1.79 gpt gold for the same period in 2018. The mine output was lower due to the mine plan being re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore resulting in a lack of stope access and compounded by delayed mine development and equipment availability issues.

Management expects the mining rates to increase to historical levels during 2020.

Bolañitos Operating Costs

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Direct production costs per tonne in Q4, 2019 increased 21% to $80.66 per tonne due to decreased mine output, and increased labour costs. The higher cost per tonne was compounded by lower silver grades resulting in lower metal production and higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), of $4.82 per oz of payable silver in Q4, 2019 compared to $2.59 per oz in Q4, 2018. The Company invested significantly in new mine equipment to improve fleet operating costs, equipment availability and increase development in Q4, 2019. As a result, all-in sustaining costs (also a non-IFRS measure) increased in Q4, 2019 to $38.38 per oz due to the higher operating costs and capital investments.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Direct production costs per tonne for 2019 increased 21% to $77.88 per tonne primarily due to the decreased mine output. The higher cost per tonne was compounded by lower ore grades resulting in lower metal production and higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), of $6.72 per oz of payable silver for 2019 compared to $2.14 per oz in 2018. The Company invested significantly in new mine equipment to improve fleet operating costs and equipment availability and increased development specifically at the LL-Asuncion and Plateros ore bodies to extend the life of the operations. As a result, all-in sustaining costs (also a non-IFRS measure) increased in 2019 to $25.11 per oz attributed to the higher operating costs and capital investments.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

EL CUBO OPERATIONS

The El Cubo operation included two operating underground silver-gold mines and a flotation plant. El Cubo employed over 350 people and engaged over 200 contractors until the suspension of operations at the end of November 2019 as the reserves were exhausted. The mine, plant and tailings facilities are on short term care and maintenance, while management conducts an evaluation of the alternatives including final closure.

2019 suspension costs are $4.6 million, the bulk of which is for final severance payments for most of the employees. Company management and contract personnel continue to maintain the security of the mine, plant and tailings facilities. Management is evaluating alternatives for the plant and related facilities including moving certain components to other mines or development projects such as Terronera and Parral to reduce their future capital costs. The mining equipment will be relocated to Endeavour’s other operating mines, particularly Bolañitos, to contribute to increasing mine output to maximize plant capacities.

Production Results for the Three Months and Years Ended December 31, 2019 and 2018

Three Months Ended December 31			EL CUBO	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
39,206	127,740	(69%)	Ore tonnes processed	245,418	520,784	(53%)
106	181	(41%)	Average silver grade (g/ t)	155	176	(12%)
91.7	89.7	2%	Silver recovery (%)	88.9	87.6	1%
122,471	666,982	(82%)	Total silver ounces produced	1,086,824	2,582,740	(58%)
117,200	647,359	(82%)	Payable silver ounces produced	1,051,302	2,508,850	(58%)
1.16	1.93	(40%)	Average gold grade (g/ t)	1.54	1.87	(18%)
79.8	84.7	(6%)	Gold recovery (%)	86.1	85.0	1%
1,167	6,711	(83%)	Total gold ounces produced	10,464	26,616	(61%)
1,169	6,546	(82%)	Payable gold ounces produced	10,200	25,987	(61%)
215,831	1,203,862	(82%)	Silver equivalent ounces produced(1)	1,923,944	4,578,940	(58%)
22.67	3.97	471%	Cash costs per silver ounce(2)(3)	12.02	2.87	319%
37.44	8.89	321%	Total production costs per ounce(2)(4)	18.69	8.68	115%
24.41	7.48	226%	All in sustaining cost per ounce (2)(5)	14.85	8.86	68%
112.48	85.77	31%	Direct production costs per tonne(2)(6)	109.11	77.00	42%
19.75	8.84	123%	Silver co-product cash costs(7)	13.39	8.46	58%
1,706	754	126%	Gold co-product cash costs(7)	1,169	685	71%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 21.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 & 24.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 23 & 24.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 24 & 25.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 26 & 27.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

El Cubo Production Results

Management originally guided 2019 production at El Cubo to range from 1.0 to 1.2 million oz silver and 11,500 to 12,900 oz gold. The mine exceeded plan in H1, 2019, which resulted in management revising guidance to range from 1.2 to 1.3 million oz silver and 12,000 to 13,000 oz gold. Due to the exhaustion of the reserves and the suspension of operations silver and gold production did not meet revised 2019 guidance, missing the low range of the guidance by 9% and 13%, respectively.

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Silver production at the El Cubo mine was 122,471 oz in Q4, 2019, a decrease of 82% compared to 666,982 oz in Q4, 2018, and gold production was 1,167 oz in Q4, 2019, a decrease of 83% compared to 6,711 oz in Q4, 2018. Plant throughput in Q4, 2019 was 39,206 tonnes at average grades of 106 gpt silver and 1.16 gpt gold, compared to 127,740 tonnes grading 181 gpt silver and 1.93 gpt gold in Q4, 2018. Mine output dropped due to narrowing vein widths and declining ore grades resulted in the sharp decrease in metal production compared to Q4, 2018 and resulted in management’s decision to suspend operations in November.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Silver production at the El Cubo mine was 1,086,824 oz for 2019, a decrease of 58% compared to 2,582,740 oz in 2018, and gold production was 10,464 oz for 2019, a decrease of 61% compared to 26,616 oz in 2018. Plant throughput in 2019 was 245,418 tonnes at average grades of 155 gpt silver and 1.54 gpt gold, compared to 520,784 tonnes grading 176 gpt silver and 1.87 gpt gold in 2018.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company reduced the planned production rate in 2019 to approximately half its 1,500 tonne per day capacity. The lower production rate results in higher operating costs. In Q3, 2019, lower than planned mine grades were due to narrower widths and higher dilution of the V-Ascuncion ore body than estimated which continued into Q4, 2019 up until the suspension of operations at the end of November.

El Cubo Operating Costs

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)
Direct production costs increased to $112.48 per tonne in Q4, 2019 a 31% increase from Q4, 2018 due to reduced mine output as reserves were being exhausted. The reduced output was compounded by lower grade material, resulting in cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increasing in Q4, 2019 to $22.67 per oz of payable silver compared to $3.97 per oz in Q4, 2018. All-in sustaining costs increased to $24.41 per oz in Q4, 2019 compared to $7.48 per oz in Q4, 2018. The higher all-in sustaining costs were a result of the higher operating costs per unit, offset by a lower proportional allocation of general and administration expenses.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)
Direct production costs increased to $109.11 per tonne for 2019 a 42% increase from 2018 due to reduced mine output and development being expensed to current operating expenses due to estimated remaining reserves. Cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased for 2019 to $12.02 per oz of payable silver compared to $2.87 in 2018. All-in sustaining costs increased to $14.85 per oz in 2019 compared to $8.86 per oz in 2018. The increase of all-in sustaining costs was a result of the higher operating costs per unit offset by reduced capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production. There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district.

El Compas currently employs over 100 people and engages over 180 contractors and achieved commercial production during Q1, 2019.

As a result of the modified mine plan, plant design and the delay in receiving the explosives permit, the total startup capital expenditures were revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas preliminary economic assessment (El Compas PEA). However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. The Company incurred $17.0 million in capital expenditures to commercial production. Engineering changes to the development of the El Compas project, including the expansion of the tailings facility, additional support infrastructure and buildings and the delay in commercial production increased the cost to develop the El Compas project compared to the El Compas PEA.

Production Results for the Three Months and Years Ended December 31, 2019 and 2018

Three Months Ended December 31			El Compas	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
22,855	NA	NA	Ore tonnes processed	69,772	NA	NA
65	NA	NA	Average silver grade (g/ t)	75	NA	NA
70.2	NA	NA	Silver recovery (%)	62.0	NA	NA
33,518	NA	NA	Total silver ounces produced	104,377	NA	NA
31,941	NA	NA	Payable silver ounces produced	100 ,243	NA	NA
4.33	NA	NA	Average gold grade (g/ t)	4.37	NA	NA
72.2	NA	NA	Gold recovery (%)	77.3	NA	NA
2,298	NA	NA	Total gold ounces produced	7,577	NA	NA
2,193	NA	NA	Payable gold ounces produced	7,342	NA	NA
217,358	NA	NA	Silver equivalent ounces produced(1)	710,537	NA	NA
10.90	NA	NA	Cash costs per silver ounce(2)(3)	(7.74)	NA	NA
52.82	NA	NA	Total production costs per ounce(2)(4)	58.70	NA	NA
47.68	NA	NA	All in sustaining cost per ounce (2)(5)	27.49	NA	NA
160.01	NA	NA	Direct production costs per tonne(2)(6)	143.70	NA	NA
15.76	NA	NA	Silver co-product cash costs(7)	13.09	NA	NA
1,361	NA	NA	Gold co-product cash costs(7)	1,143	NA	NA

(1)	Silver equivalents are calculated using an 80:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 21.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 & 24.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 24 & 25.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 23 & 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 26 & 27.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

El Compas has a nominal plant capacity of 250 tonnes per day (tpd) targeting recovery rates of 83% gold and 50% silver. Commercial production was declared March 15, 2019 with plant throughput of 3,790 tonnes at average grades of 61 gpt silver and 3.66 gpt gold during Q1, 2019. Higher mine dilution than plan impacted processed grades which led to replacement of the mining contractor at the end of the first quarter.

El Compas Production Results

Management guided 2019 production at El Compas to be 0.1 million oz silver and range from 7,000 to 8,000 oz gold. Despite El Compas commercial production being achieved slightly later than expected production met 2019 guidance.

Three months ended December 31, 2019
Silver production at the El Compas mine was 33,518 oz and gold production was 2,298 oz in Q4, 2019. Plant throughput in Q4, 2019 was 22,855 tonnes at average grades of 65 gpt silver and 4.33 gpt gold. At El Compas, production has no prior year for comparison but decreased compared to Q3, 2019 primarily due to lower grades, partly offset by slightly higher throughput. The grade variation reflects different parts of the Orito orebody. In Q4, 2019, throughput was on plan, however silver and gold production were below plan. During the first three quarters of commercial production, throughput was 95% of plan, while gold grades exceeded plan by 7% and silver grades were below plan by 10%. Silver recoveries over this period exceeded plan by 8%, while gold recoveries fell short of plan by 3%. Final refining settlements on Q3 concentrate production resulted in lower gold contained than estimated. These adjustments are recognized in Q4 production results and impact reported recoveries. Going forward recoveries are expected to be higher than 80%.

Year ended December 30, 2019
Silver production at the El Compas mine was 104,377 oz and gold production was 7,577 oz from the declaration of commercial production on March 15, 2019 to year end. Plant throughput was 69,772 tonnes at average grades of 75 gpt silver and 4.37 gpt gold. Since commercial production throughput has attained planned levels, gold grades exceeded plan and silver grades were below plan.

El Compas Operating Costs

Three months ended December 31, 2019
Direct production costs were $160.01 per tonne in Q4, 2019, the third full quarter of production, a significant increase from previous two operating quarters, as a significant increase in waste tonnes were handled. As a result, cash costs, (a standard of the Silver Institute) increased to $10.90 per oz of payable silver in Q4, 2019. Similarly, all-in sustaining costs spiked to $47.68 per oz in Q4, 2019, due to the higher operating costs and increase in exploration and development activities.

Year ended December 31, 2019
Direct production costs were $143.70 per tonne from the declaration of commercial production on March 15, 2019 to December 31, 2019. Cash costs, (a standard of the Silver Institute) were negative $7.74 per oz of payable silver to December 31, 2019 in line with estimates due to higher gold grades. All-in sustaining costs of $27.49 per oz in 2019 were higher than expected due to the higher general and administration costs allocated to the operation than estimated.

The cost metrics are expected to improve in 2020 as the Company has reduced contractors on site and implemented improved processes to reduce the movement of waste tonnes.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project features a newly discovered high-grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip. In May 2019, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and updated the 2018 Pre-Feasibility Study (“2018 Terronera PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

In August 2018, the Company completed an updated Pre-Feasibility Study (“2018 Terronera PFS”), including an updated Mineral Resource and Reserve Estimate. The updated Terronera Mineral Resource and Reserve Estimates that formed the basis for the updated 2018 PFS reflected significantly higher tonnes and grades.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

There are a number of recommended activities the Company completed in order to further optimize the project and improve the economics, including:

  Received final permits to develop the Terronera project
  Continued exploration drilling on the Terronera vein and other nearby veins to expand resources and extend mine life, incorporating 2018 drill results into update Mineral Reserves and Resources upgrading 850,000 tonnes of inferred resources to reserves that extend the mine life.
  Continued investigating crushing alternatives to provide the lowest cost energy requirement
  Optimizing the grinding circuits to produce an increased particle size
  Continued evaluation of power alternatives to reduce capital costs

The Company plans to complete a final optimized prefeasibility study for Terronera in Q1, 2020 and arrange appropriate funding for development of the project. Management continues to evaluate its debt financing alternatives, but no commitments have been received as yet. The Company may also consider whether or not to proceed to a full feasibility study in order to reduce the cost of capital for the project. Following the completion of the updated pre-feasibility study and board approval, management will release a revised program and budget for the project.

EXPLORATION RESULTS

In 2020, the Company initially planned to drill 30,000 metres incurring $9.8 million on brownfields and greenfields exploration and development engineering across its portfolio of properties. At the four existing mines, 18,500 metres of core drilling were planned at a cost of $3.1 million. For the exploration and development projects, expenditures of $5.7 million were planned to fund 11,500 metres of core drilling and advance engineering studies at Terronera and Parral and drilling of three new projects in Chile. Another $1 million will be allocated to projects on an as-needed basis during the year.

In 2019, the Company incurred exploration expenditures of $11.2 million, $0.6 million of stock-based compensation and $0.2 million in depreciation for $12.0 million exploration expense.

At Guanaceví, a total of 32 underground drill holes were completed which intersected high grades over mineable widths to extend the three orebodies outside of the previous resources. Additionally, as discussed on page 11 the Company acquired a 10 year right to explore and exploit on two properties adjacent to previous mines from Ocampo. Drilling of the El Curso concession commenced late in Q3, 2019 intersecting the mineralized vein, an extension of the historical Porvenir Cuatro ore body.

At Bolañitos, a total of 54 holes were drilled testing extensions of current ore bodies. Drilling intersected high grades over mineable widths in the Plateros, San Miguel and Bolañitos Norte veins which are expected to extend the mine life. The recently discovered San Miguel vein, which is interpreted to be a northern splay of the Bolañitos vein is included in the 2020 mine plan.

At El Cubo, four drill holes were completed intersecting narrow, high grade mineralization to extend the V-Asuncion orebody, however the results were not sufficient to warrant further drilling prior to the suspension of operations.

At El Compas, the Company drilled 8 holes in Q4, 2019 drilling a west extension of the Compas vein. The drilling intersecting mineralized vein with ongoing interpretation and further drilling planned in 2020.

At Terronera, the Company incurred $3.7 million on permitting, engineering studies, project evaluation, regional mapping and sampling which were included in exploration expenditures. See Development Activities on page 16 for further discussion.

At Parral, a total of 39 holes were drilled totaling 7.4 kilometres. Drilling focused on the Sierra Plata area of the Veta Colorada vein, intersecting significant mineralized zones and upgrading resources from inferred to indicated categories. The Company commissioned an engineering firm to conduct a preliminary economic assessment (Parral PEA) for an initial small scale development of the project. Parral was a previously permitted and operating mine until 1990 so the time frame to re-permit mining activities is expected to be significantly reduced. The district has three active small toll mills processing small miner’s ores. Engineers will evaluate a first stage, small scale 200 tpd mining and toll milling project which could generate cash flow to help fund a PFS for a Stage 2 larger scale 1,500-2,000 tpd mining operation. The mining of a 2,000 tonne bulk sample is planned for processing at one of the local toll mills to further refine metal recoveries and help evaluate the geotechnical conditions. The Parral PEA is expected be completed in H1, 2020.

In Chile, the Company commenced drill programs on the Cerro Marquez and Paloma projects including 6 holes totalling 2.7 km at Cerro Marquez to test a bulk tonnage copper-gold porphyry target located in the Andes in the north part of Chile. Drill results confirmed a large porphyry system is present and management is reviewing alternatives for the next phase of exploration. In Q4, 2019, the Company drilled the first 3 holes at the Paloma project, a bulk tonnage gold-silver target located in northern Chile. The drill program was suspended in December to allow for more road building, trenching, mapping and sampling of this large and prospective target before drilling resumes in late 2020.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

RESERVES AND RESOURCES

Proven and Probable silver Mineral Reserves decreased year on year by 7%, while Proven and Probable gold Mineral Reserves remained unchanged. Mineral Reserves are estimated to be 43.9 million oz silver and 477,000 oz gold. On a silver equivalent basis, Mineral Reserves now total 82.0 million oz using a silver to gold ratio of 80:1. The decreased Mineral Reserves are mainly due to depletion through mining and the suspension of the El Cubo operation, partly offset by the conversion of Mineral Resources at each operation through continued mine development.

Measured and Indicated Mineral Resources for silver increased by 6% to 29.0 million oz and Measured and Indicated Mineral Resources for gold decreased by 22% to 226,500 oz gold. Silver equivalent Measured and Indicated Mineral Resources were down slightly to 47.1 million oz due mainly to reductions at Bolañitos, El Cubo and Compas partly offset by successful exploration at Guanaceví on the newly leased El Porvenir and El Curso properties, where silver equivalent ounces increased 22% year on year.

2019 Mineral Reserve and Resource Estimate Highlights (Compared to December 31, 2018)

  Silver Proven and Probable Mineral Reserves decreased 7% to 43.9 million oz
  Gold Proven and Probable Mineral Reserves remained unchanged at 477,000 oz
  Silver equivalent Proven and Probable Mineral Reserves of 82.0 million oz (80:1 silver:gold ratio)
  Silver Measured and Indicated Mineral Resources increased 6% to 29.0 million oz
  Gold Measured and Indicated Mineral Resources decreased 22% to 226,500 oz
  Silver equivalent Measured and Indicated Mineral Resources of 47.1 million oz
  Silver Inferred Mineral Resources increased 4% to 60.7 million oz
  Gold Inferred Mineral Resources decreased 11% to 287,000 oz
  Silver equivalent Inferred Mineral Resources of 83.7 million oz

Mineral Reserve and Resource estimates are based on pricing assumptions of $16.34 per ounce of silver and $1,279 per ounce of gold at Guanaceví, Bolañitos and El Compas, $17.50 per ounce of silver and $1,275 per ounce of gold at Terronera and $15.00 per ounce of silver and $1,275 per ounce of gold at Parral.

Note to U.S Investors: Mineral reserve and resources are as defined by Canadian securities laws. See “Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources”.

CONSOLIDATED FINANCIAL RESULTS

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)

In Q4, 2019, the Company’s mine operating loss was $3.8 million (Q4, 2018: mine operating earnings $0.4 million) on sales of $34.6 million (Q4, 2018: $33.8 million) with cost of sales of $38.4 million (Q4, 2018: $33.4 million).

In Q4, 2019, the Company had an operating loss of $14.7 million (Q4, 2018: $3.4 million) after exploration costs of $4.7 million (Q4, 2018: $2.0 million) and general and administrative costs of $2.6 million (Q4, 2018: $1.8 million) and a severance expense of $3.5 million related to the suspension of operations at El Cubo.

The loss before taxes for Q4, 2019 was $13.5 million (Q4, 2018: $4.7 million) after finance costs of $0.2 million (Q4, 2018: $0.1 million) and a foreign exchange gain of $0.8 million (Q4, 2018: foreign exchange loss of $1.1 million). The Q4, 2019 loss included $0.7 million of investment and other income (Q4, 2018: $0.6 million) and a write-off of IVA receivable of $0.1 million (Q4, 2019: $0.2 million). The Company realized a net loss for the period of $17.9 million (Q4, 2018: $3.6 million) after an income tax expense of $4.4 million (Q4, 2018: income tax recovery of $1.1 million).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Sales of $34.6 million in Q4, 2019 represented a 2% increase over the $33.8 million for the same period in 2018. There was a 17% decrease in silver ounces sold and a 17% increase in the realized silver price resulting in relatively flat silver sales. There was a 9% decrease in gold ounces sold with a 19% increase in realized gold prices resulting in a 9% increase in gold sales. During the period, the Company sold 1,050,157 oz silver and 10,803 oz gold, for realized prices of $17.45 and $1,507 per oz respectively, compared to sales of 1,264,340 oz silver and 11,819 oz gold, for realized prices of $14.88 and $1,270 per oz, respectively, in the same period of 2018. The realized prices of silver and gold was within 2% of average silver and gold spot prices during the period of $17.32 and $1,481, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver and gold inventory to 95,028 oz and 587 oz, respectively at December 31, 2019 compared to 221,664 oz silver and 1,992 oz gold at September 30, 2019. The cost allocated to these finished goods was $2.3 million at December 31, 2019, compared to $6.2 million at September 30, 2019. At December 31, 2019, the finished goods inventory fair market value was $2.6 million, compared to $6.7 million at September 30, 2019.

Cost of sales for Q4, 2019 was $38.4 million, an increase of 15% over the cost of sales of $33.4 million for the same period of 2018. The 15% increase in cost of sales was primarily related to the 21% increased cost per tonne during the quarter offset by of cost cutting and efficiency measures implemented during 2019.

Exploration expenses increased in Q4, 2019 to $4.7 million from $2.0 million for the same period of 2018 primarily due to drilling activities undertaken in Q4 2019 at the Company’s exploration properties in Chile and costs for engineering and evaluation studies at the Terronera and Parral projects. General and administrative expenses increased to $2.6 million in Q4, 2019 compared to $1.8 million for the same period of 2018, primarily due to mark-to-market fluctuations for director’s deferred share units and increased legal consultation costs.

The Company experienced a foreign exchange gain of $0.8 million in Q4, 2019 compared to a foreign exchange loss of $1.1 million in Q4, 2018 due to a slight strengthening of both the Canadian Dollar and Mexican Peso and recognized $0.7 million in investment and other income, primarily from interest earned on IVA received.

There was an income tax expense of $4.4 million in Q4, 2019 compared to a recovery of $1.1 million in Q4, 2018. The $4.4 million tax expense is comprised of $1.3 million in current income tax expense (Q4, 2018: $1.5 million) and $3.1 million in deferred income tax (Q4, 2018: $2.6 million deferred income tax recovery). The deferred income tax expense of $3.1 million is primarily due to the de-recognition of the loss carry forwards in the period.

Year ended December 31, 2019 (compared to the year ended December 31, 2018)

For the year ended December 31, 2019, the Company’s mine operating loss was $17.4 million (2018: mine operating earnings of $3.5 million) on sales of $121.7 million (2018: $150.5 million) with cost of sales of $139.1 million (2018: $147.0 million).

The Company had an operating loss of $44.0 million (2018: $17.5 million) after exploration costs of $12.0 million (2018: $12.4 million), general and administrative costs of $10.0 million (2018: $8.6 million) and severance costs of $4.6 million related to the suspension of operations at El Cubo (2018: Nil).

The loss before taxes was $44.0 million (2018: $17.7 million) after finance costs of $0.6 million (2018: $0.2 million), a foreign exchange gain of $0.1 million (2018: foreign exchange loss of $0.1 million), investment and other income of $0.6 million (2018: $0.9 million) and a write off of IVA receivable of $0.1 million (2018: $0.2 million). The Company realized a net loss for the period of $48.1 million (2018: $12.4 million) after an income tax expense of $4.1 million (2018: income tax recovery of $5.3 million).

Sales of $121.7 million for 2019 represented a 19% decrease over the $150.5 million in 2018. There was a 26% decrease in silver ounces sold and a 4% increase in the realized silver price resulting in a 23% decrease in silver sales. There was a 24% decrease in gold ounces sold with a 12% increase in realized gold prices resulting in a 14% decrease in gold sales. During the period, the Company sold 4,054,652 oz silver and 39,151 oz gold, for realized prices of $16.29 and $1,422 per oz respectively, compared to sales of 5,461,197 oz silver and 51,318 oz gold, for realized prices of $15.65 and $1,267 per oz, respectively, in 2018. The realized price of silver was within 1% and gold was within 2% of average silver and gold spot prices during the period of $16.20 and $1,393, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

The Company decreased its finished goods silver and gold inventory to 95,028 oz and 587 oz, respectively at December 31, 2019 compared to 199,897 oz silver and 1,956 oz gold at December 31, 2018. The cost allocated to these finished goods was $2.3 million at December 31, 2019, compared to $4.4 million at December 31, 2018. At December 31, 2019, the finished goods inventory fair market value was $2.6 million, compared to the fair value of $5.6 million at December 31, 2018.

Cost of sales for 2019 was $139.1 million, a decrease of 5% over the cost of sales of $147.0 million for 2018. The 5% decrease in cost of sales is a result of lower consolidated production and sales offset by higher power costs as a result of higher electrical rates, mobilization costs for contractors, severance and the expensing of development expenditures due to the estimated remaining reserve life at El Cubo.

Exploration expenses decreased to $12.0 million from $12.4 million in 2018, due to a slight reduction in planned drilling activities for 2019. General and administrative expenses increased by 16% to $10.0 million compared to $8.6 million for 2018, primarily due to mark-to-market fluctuations for director’s deferred share units, higher share-based compensation and depreciation and increased legal consultation costs. The Company also recognized $4.6 million in severance costs at the El Cubo mine for layoffs due to the reduced activity in 2019 and the suspension of mining operations in November 2019. Other income was $0.6 million compared to $0.9 million in 2018, with the difference primarily due to $0.4 million in costs recognized at El Compas for costs incurred during the pre-commercial production period that were not directly attributable to testing of the plant and higher interest income during 2018.

The Company experienced a foreign exchange gain of $0.1 million for 2019 compared to a loss of $0.1 million for 2018 due to a slight weakening of both the Canadian Dollar and Mexican Peso.

There is an income tax expense of $4.1 million compared to income tax recovery of $5.3 million in 2018. The $4.1 million tax expense is comprised of $2.7 million in current income tax expense (2018: $4.4 million) and $1.4 million in deferred income tax expense (2018: deferred income tax recovery of $9.7 million). The deferred income tax expense of $1.4 million is due to the de-recognition of loss carry forwards during the year.

The recoverable amounts of the Company’s cash-generating units (CGUs), which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified. In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGU’s value in use. The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

In previous years, the carrying values of certain CGUs, including associated deferred income tax estimates, were greater than their estimated recoverable amounts calculated on a discount cash flow basis and impairments charges were recorded.

For the previously impaired CGUs any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plans and associated changes in per-unit costs, Management’s long-term estimates have not significantly changed from the previous years.

As at December 31, 2019, the Company tested the recoverability of the Guanaceví CGU due to 2019 operational challenges and the El Compas CGU due to increased capital and operating costs than initially projected. The Company determined that no impairment was required for either CGU.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

SELECTED ANNUAL INFORMATION

Expressed in thousands US dollars	Year ended December 31
except per share amounts	2019	2018	2017
Revenue	$121,724	$150,509	$150,499
Net earnings (loss)	(48,066)	(12,439)	9,684
Basic earnings (loss) per share	(0.36)	(0.10)	0.08
Diluted earnings (loss) per share	(0.36)	(0.10)	0.08
Dividends per share	-	-	-
Total assets	163,713	177,047	178,580
Total long-term liabilities	16,076	8,747	9,810

NON-IFRS MEASURES

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018
Mine operating earnings (loss)	($3,791)	$397	($17,361)	$3,508
Share-based compensation	37	-	195	(93)
Amortization and depletion	8,055	6,110	31,495	38,412
Write down of inventory to net realizable value	576	2,026	576	2,026
Mine operating cash flow before taxes	$4,877	$8,533	$14,905	$43,853

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018
Cash from (used in) operating activities	$4,657	$9,964	($9,578)	$26,648
Net changes in non-cash working capital	12,529	9,907	(684)	4,492
Operating cash flow before working capital adjustments	($7,872)	$57	($8,894)	$22,156

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
except for share numbers and per share amounts	2019	2018	2019	2018
Operating cash flow before working capital adjustments	($7,872)	$57	($8,894)	$22,156
Basic weighted average shares outstanding	140,054,885	130,511,679	135,367,129	128,600,421
Operating cash flow before working capital changes per share	($0 .06)	$0.00	($0.07)	$0.17
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018
Net earnings (loss) for the period	($17,897)	($3,661)	($48,066)	($12,439)
Depreciation and depletion – cost of sales	8,055	6,110	31,495	38,412
Depreciation and depletion – exploration	59	35	238	111
Depreciation and depletion – general & administration	80	72	317	254
Depreciation and depletion – write down of inventory to net realizable value	236	668	236	668
Finance costs	230	51	602	211
Current income tax expense	1,308	1,533	2,702	4,477
Deferred income tax expense (recovery)	3,100	(2,591)	1,360	(9,749)
Earnings (loss)before interest, taxes, depletion and amortization	($4,829)	$2,217	($11,116)	$21,945
Share based compensation	582	532	3,195	2,426
Adjusted earnings (loss) before interest, taxes depletion and amortization	($4,247)	$2,749	($7,921)	$24,371
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

	Three Months Ended December 31, 2019					Three Months Ended December 30 , 2018
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$12,366	$7,948	$5,111	$4,102	$29,527	$8,721	$5,526	$10,697	$ -	$24,944
Royalties	726	63	22	124	935	236	36	85	-	357
Special mining duty (1)	-	-	(265)	-	(265)	-	94	237	-	331
Opening finished goods	(2,455)	(1,604)	(458)	(347)	(4,864)	(643)	(87)	(565)	-	(1,295)
Finished goods NRV adjustment	-	-	-	(391)	(391)	1,358	-	-	-	1,358
Closing finished goods	1,509	219	-	169	1,897	1,247	1,457	502	-	3,206
Direct production costs	12,146	6,626	4,410	3,657	26,839	10,919	7,026	10,956	-	28,901
By-product gold sales	(3,281)	(7,312)	(2,085)	(3,604)	(16,282)	(1,422)	(5,189)	(8,402)	-	(15,013)
Opening gold inventory fair market value	658	1,428	332	508	2,926	154	96	620	-	870
Closing gold inventory fair market value	(437)	(244)	-	(213)	(894)	(279)	(1,341)	(604)	-	(2,224)
Cash costs net of by-product	9,086	498	2,657	348	12,589	9,372	592	2,570	-	12,534
Amortization and depletion	2,650	1,235	1,824	1,617	7,326	2,891	(140)	3,358	-	6,109
Share-based compensation	8	10	10	9	37	-	-	-	-	-
Opening finished goods depletion	(699)	(294)	(103)	(277)	(1,373)	(354)	(3)	(361)	-	(718)
NRV cost adjustment	-	-	-	(131)	(131)	668	-	-	-	668
Closing finished goods depletion	252	43	-	121	416	597	64	186	-	847
Total production costs	$11,297	$1,492	$4,388	$1,687	$18,864	$13,174	$513	$5,753	$ -	$19,440

	Three Months Ended December 31, 2019					Three Months Ended December 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	92,323	82,147	39,206	22,855	236,531	75,528	105,768	127,740	-	309,036
Payable silver ounces	671,051	103,348	117,200	31,941	923,540	483,713	228,184	647,359	-	1,359,256

Cash costs per ounce	$13.54	$4.82	$22.67	$10.90	$13.63	$19.38	$2.59	$3.97	$ -	$9.22
Total production costs per oz	$16.83	$14.44	$37.44	52.82	20.43	$27.24	$2.25	$8.89	-	$14.30
Direct production costs per tonne	$131.56	$80.66	$112.48	$160.01	$113.47	$144.57	$66.43	$85.77	$ -	$93.52
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

	Year Ended December 31, 2019					Year Ended December 31, 2018
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$41,978	$25,723	$27,127	$9,957	$104,785	$40,290	$26,305	$38,408	$ -	$105,003
Royalties	1,410	181	152	291	2,034	1,123	190	340	-	1,653
Special mining duty (1)	-	-	-	-	-	-	615	1,235	-	1,850
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	-	-	-	(391)	(391)	1,358	-	-	-	1,358
Closing finished goods	1,509	219	-	169	1,897	1,247	1,457	502	-	3,206
Direct production costs	43,650	24,666	26,777	10,026	105,119	41,076	28,182	40,098	-	109,356
By-product gold sales	(8,638)	(21,703)	(14,740)	(10,589)	(55,670)	(6,962)	(25,495)	(32,572)	-	(65,029)
Opening gold inventory fair market value	279	1,341	604	-	2,224	631	681	278	-	1,590
Closing gold inventory fair market value	(437)	(244)	-	(213)	(894)	(279)	(1,341)	(604)	-	(2,224)
Cash costs net of by-product	34,854	4,060	12,641	(776)	50,779	34,466	2,027	7,200	-	43,693
Amortization and depletion	14,096	3,631	7,146	6,622	31,495	23,117	861	14,434	-	38,412
Share-based compensation	49	49	49	48	195	(31)	(31)	(31)	-	(93)
Opening finished goods depletion	(597)	(64)	(186)	-	(847)	(1,096)	(8)	(8)	-	(1,112)
NRV cost adjustment	-	-	-	(131)	(131)	668	-	-	-	668
Closing finished goods depletion	252	43	-	121	416	597	64	186	-	847
Total production costs	$48,654	$7,719	$19,650	$5,884	$81,907	$57,721	$2,913	$21,781	$ -	$82,415

	Year Ended December 31, 2019					Year Ended December 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	322,988	316,708	245,418	69,772	954,886	307,042	439,005	520,784	-	1,266,831
Payable silver ounces	2,196,475	603,903	1,051,302	100,243	3,951,923	1,961,788	946,995	2,508,850	-	5,417,633

Cash costs per ounce	$15.87	$6.72	$12.02	($7.74)	$12.85	$17.57	$2.14	$2.87	-	$8.06
Total production costs per oz	$22.15	$12.78	$18.69	$58.70	20.73	$29.42	$3.08	$8.68	-	$15.21
Direct production costs per tonne	$135.14	$77.88	$109.11	$143.70	$110.09	$133.78	$64.20	$77.00	-	$86.32

	Year Ended December 31, 2019					Year Ended December 31, 2018
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Closing finished goods	1,509	219	-	169	1,897	1,247	1,457	502	-	3,206
Closing finished goods depletion	252	43	-	121	416	597	64	186	-	847
Finished goods inventory	$1,761	$262	$ -	$290	$2,313	$1,844	$1,521	$688	$ -	$4,053

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2019					Three Months Ended December 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$9,086	$498	$2,657	$348	$12,589	$9,372	$592	$2,570	-	$12,534
Operations stock based compensation	8	10	10	9	37	-	-	-	-	0
Corporate general and administrative	884	476	270	230	1,860	307	332	632	-	1,271
Corporate stock based compensation	237	113	28	61	439	106	115	218	-	439
Reclamation - amortization/ accretion	13	11	25	3	52	10	8	18	-	36
Mine site expensed exploration	312	240	-	200	752	(65)	68	195	-	198
Capital expenditures sustaining	2,533	2,619	(129)	672	5,695	3,568	54	1,208	-	4,830
All In Sustaining Costs	$13,073	$3,967	$2,862	$1,523	$21,424	$13,298	$1,169	$4,841	$-	$19,308
Growth exploration					4,372					1,638
Growth capital expenditures					94					2,811
All In Costs					$25,890					$23,757

	Three Months Ended December 31, 2019					Three Months Ended December 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	92,323	82,147	39,206	22,855	236,531	75,528	105,768	127,740	-	309,036
Payable silver ounces	671,051	103,348	117,200	31,941	923,540	483,713	228,184	647,359	-	1,359,256
Silver equivalent production (ounces)	835,559	437,003	215,831	217,358	1,705,751	583,397	648,606	1,203,862	-	2,435,865

Sustaining cost per ounce	$19.48	$38.38	$24.41	$47.68	23.20	$27.49	$5.12	$7.48	-	$14.20
All In costs per ounce					28.03					$17.48

Expressed in thousands US dollars	Year Ended December 31, 2019					Year Ended December 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$34,854	$4,060	$12,641	($776)	$50,779	$34,466	$2,027	$7,200	-	$43,693
Operations stock based compensation	49	49	49	48	195	(31)	(31)	(31)	-	(93)
Corporate general and administrative	2,643	1,776	1,890	698	7,007	1,536	1,670	2,987	-	6,193
Corporate stock based compensation	923	620	660	244	2,447	541	588	1,051	-	2,180
Reclamation - amortization/ accretion	53	44	101	10	208	43	32	74	-	149
Mine site expensed exploration	830	820	256	394	2,300	711	741	963	-	2,415
Capital expenditures sustaining	10,864	7,798	10	2,138	20,810	15,717	3,497	9,979	-	29,193
All In Sustaining Costs	$50,216	$15,167	$15,608	$2,756	$83,746	$52,983	$8,524	$22,223	$-	$83,730
Growth exploration					9,463					9,517
Growth capital expenditures					989					11,205
All In Costs					$94,198					$104,452

	Year Ended December 31, 2019					Year Ended December 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	322,988	316,708	245,418	69,772	954,886	307,042	439,005	520,784	-	1,266,831
Payable silver ounces	2,196,475	603,903	1,051,302	100,243	3,951,923	1,961,788	946,995	2,508,850	-	5,417,633
Silver equivalent production (ounces)	2,689,552	1,807,262	1,923,944	710,537	7,131,295	2,355,573	2,560,080	4,578,940	-	9,494,593

Sustaining cost per ounce	$22.86	$25.11	$14.85	$27.49	$21.19	$27.01	$9.00	$8.86	-	$15.45
All In costs per ounce					$23.84					$19.28
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018
Capital expenditures sustaining	$5,695	$4,830	$20,810	$29,193
Growth capital expenditures	94	2,811	989	11,205
Property, plant and equipment expenditures	$5,789	$7,641	$21,799	$40,398

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018
Mine site expensed exploration	$752	$198	$2,300	$2,415
Growth exploration	3,818	1,638	8,909	9,517
Exploration expenditures	$4,570	$1,836	$11,209	$11,932
Exploration depreciation and depletion	59	35	238	111
Exploration share-based compensation	107	94	554	340
Exploration expense	$4,736	$1,965	$12,001	$12,383

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 20 19					Three Months Ended December 30, 20 18
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$12,366	$7,948	$5,111	$4,102	$29,527	$8,721	$5,526	$10,697	$ -	$24,944
Royalties	726	63	22	124	935	236	36	85	-	357
Special mining duty (1)	-	-	(265)	-	(265)	-	94	237	-	331
Opening finished goods	(2,455)	(1,604)	(458)	(347)	(4,864)	(643)	(87)	(565)	-	(1,295)
Finished goods NRV adjustment	-	-	-	(391)	(391)	1,358	-	-	-	1,358
Closing finished goods	1,509	219	-	169	1,897	1,247	1,457	502	-	3,206
Direct production costs	12,146	6,626	4,410	3,657	26,839	10,919	7,026	10,956	-	28,901

	Three Months Ended December 31, 2019					Three Months Ended December 30 , 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	673,559	109,963	122,471	33,518	939,511	484,197	235,326	666,982	-	1,386,505
Average realized silver price ($)	17.45	17.45	17.45	17.45	17.45	14.88	14.88	14.88	14.88	14.88
Silver value ($)	11,753,605	1,918,854	2,137,119	584,889	16,394,467	7,204,851	3,501,651	9,924,692	-	20,631,194

Gold production (ounces)	2,025	4,088	1,167	2,298	9,578	1,240	5,166	6,711	-	13,117
Average realized gold price ($)	1,507	1,507	1,507	1,507	1,507	1,270	1,270	1,270	1,270	1,270
Gold value ($)	3,051,675	6,160,616	1,758,669	3,463,086	14,434,046	1,574,800	6,560,820	8,522,970	-	16,658,590

Total metal value ($)	14,805,280	8,079,470	3,895,788	4,047,975	30,828,513	8,779,651	10,062,471	18,447,662	-	37,289,784
Pro-rated silver costs	79%	24%	55%	14%	53%	82%	35%	54%	-	55%
Pro-rated gold costs	21%	76%	45%	86%	47%	18%	65%	46%	-	45%

Silver co-product cash costs	$14.32	$14.31	$19.75	$15.76	$15.19	$18.51	$10.39	$8.84	-	$11.53
Gold co-product cash costs	$1,236	$1,236	$1,706	$1,361	$1,312	$1,579	$887	$754	-	$984
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Expressed in thousands US dollars	Year Ended December 31, 2019					Year Ended December 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$41,978	$25,723	$27,127	$9,957	$104,785	$40,290	$26,305	$38,408	$ -	$105,003
Royalties	1,410	181	152	291	2,034	1,123	190	340	-	1,653
Special mining duty (1)	-	-	-	-	-	-	615	1,235	-	1,850
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	-	-	-	(391)	(391)	1,358	-	-	-	1,358
Closing finished goods	1,509	219	-	169	1,897	1,247	1,457	502	-	3,206
Direct production costs	43,650	24,666	26,777	10,026	105,119	41,076	28,182	40,098	-	109,356

	Year Ended December 31, 2019					Year Ended December 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	2,202,592	624,942	1,086,824	104,377	4,018,735	1,963,773	975,555	2,582,740	-	5,522,068
Average realized silver price ($)	16.29	16.29	16.29	16.29	16.29	15.65	15.65	15.65	15.65	15.65
Silver value ($)	35,880,224	10,180,305	17,704,363	1,700,301	65,465,193	30,733,047	15,267,436	40,419,881	-	86,420,364

Gold production (ounces)	6,087	14,779	10,464	7,577	38,907	5,224	21,127	26,616	-	52,967
Average realized gold price ($)	1,422	1,422	1,422	1,422	1,422	1,267	1,267	1,267	1,267	1,267
Gold value ($)	8,655,714	21,015,738	14,879,808	10,774,494	55,325,754	6,618,808	26,767,909	33,722,472	-	67,109,189

Total metal value ($)	44,535,938	31,196,043	32,584,171	12,474,795	120,790,947	37,351,855	42,035,345	74,142,353	-	153,529,553
Pro-rated silver costs	81%	33%	54%	14%	54%	82%	36%	55%	-	56%
Pro-rated gold costs	19%	67%	46%	86%	46%	18%	64%	45%	-	44%

Silver co-product cash costs	$15.97	$12.88	$13.39	$13.09	$14.18	$17.21	$10.49	$8.46	-	$11.15
Gold co-product cash costs	$1,394	$1,124	$1,169	$1,143	$1,238	$1,393	$849	$685	-	$902

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for		2019				2018
share numbers and per share amounts	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$34,610	$28,589	$29,382	$29,143	$33,833	$37,581	$38,765	$40,330
Direct cost	28,798	22,276	27,304	26,407	24,943	28,378	25,413	26,269
Royalties	935	446	336	317	357	421	177	698
Mine operating cash flow	4,877	5,867	1,742	2,419	8,533	8,782	13,175	13,363
Share-based compensation	37	50	53	55	-	-	(130)	37
Amortization and depletion	8,055	7,531	7,794	8,115	6,110	13,562	8,689	10,051
Write down on inventory	576	-	-	-	2,026	-	-	-
Mine operating earnings (loss)	($3,791)	($1,714)	($6,105)	($5,751)	$397	($4,780)	$4,616	$3,275

Basic earnings (loss) per share	($0.13)	($0.05)	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)	$0.02
Diluted earnings (loss) per share	($0.13)	($0.05)	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)	$0.02
Weighted shares outstanding	140,054,885	137,739,857	132,158,891	131,395,790	130,511,679	128,805,441	127,570,254	127,488,410

Net earnings (loss)	($17,897)	($6,768)	($10,123)	($13,278)	($3,661)	($5,452)	($5,651)	$2,325
Amortization and depletion	8,194	7,194	7,314	7,227	6,217	13,199	7,939	9,837
Finance costs	230	177	103	92	51	62	49	49
Current income tax	1,308	512	184	698	1,533	291	1,965	688
Deferred income tax	3,100	(567)	(823)	(350)	(2,591)	(2,957)	(2,415)	(1,786)
NRV cost adjustment	236	478	644	999	668	458	835	292
EBITDA	($4,829)	$1,026	($2,701)	($4,612)	$2,217	$5,601	$2,722	$11,405

*For Q4, 2019 and Q4, 2018 write downs on inventory at period end have been shown as a separate line item in the above reconciliation. For prior periods, it has been included as components of direct costs and amortization and depletion.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

The following table presents selected production information for each of the most recent eight quarters:

Highlights		2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Processed tonnes	236,531	234,196	237,640	246,519	309,036	317,821	314,30 5	325,669
Guanaceví	92,323	78,517	75,591	76,557	75,528	81,268	71,275	78,971
Bolañitos	82,147	71,541	76,386	86,634	105,768	109,728	108,495	115,014
El Cubo	39,206	62,253	64,421	79,538	127,740	126,825	134,535	131,684
El Compas	22,855	21,885	21,242	3,790	-	-	-	-
Silver ounces	939,511	948,547	1,059,322	1,071,355	1,386,505	1,428,828	1,355,895	1,350 ,840
Guanaceví	673,559	533,923	536,966	458,144	484,197	518,318	464,929	496,329
Bolañitos	109,963	147,078	171,891	196,010	235,326	236,197	248,591	255,441
El Cubo	122,471	223,912	326,458	413,983	666,982	674,313	642,375	599,070
El Compas	33,518	43,634	24,007	3,218	-	-	-	-
Silver grade	140	144	157	154	157	160	156	151
Guanaceví	252	232	242	206	222	218	225	224
Bolañitos	51	77	78	86	82	84	91	86
El Cubo	10 6	128	178	183	181	188	171	164
El Compas	65	90	72	61	-	-	-	-
Silver recovery	88.3	87.6	88.5	87.7	88.8	87.5	86.2	85.4
Guanaceví	90.0	91.2	91.3	90.4	89.8	91.0	90.2	87.3
Bolañitos	81.6	83.0	89.7	81.8	84.4	79.7	78.3	80.3
El Cubo	91.7	87.4	88.6	88.5	89.7	88.0	86.8	86.3
El Compas	70 .2	68.9	48.8	43.3	-	-	-	-
Gold ounces	9,578	9,716	9,558	10,055	13,117	12,968	13,674	13,208
Guanaceví	2,025	1,557	1,367	1,138	1,240	1,114	1,423	1,447
Bolañitos	4,0 88	3,226	3,035	4,430	5,166	4,832	5,222	5,907
El Cubo	1,167	2,234	2,918	4,145	6,711	7,022	7,029	5,854
El Compas	2,298	2,699	2,238	342	-	-	-	-
Gold grade	1.53	1.49	1.51	1.45	1.55	1.50	1.60	1.49
Guanaceví	0.75	0.67	0.62	0.52	0.58	0.48	0.67	0.64
Bolañitos	1.81	1.62	1.49	1.82	1.77	1.67	1.82	1.91
El Cubo	1.16	1.29	1.63	1.84	1.93	2.00	1.92	1.64
El Compas	4.33	4.56	4.35	3.66	-	-	-	-
Gold recovery	82.2	86.7	83.0	87.4	85.4	84.8	84.5	84.5
Guanaceví	91.0	92.1	90.7	88.9	88.0	88.8	92.7	89.0
Bolañitos	85.5	86.6	82.9	87.4	85.8	82.0	82.3	83.6
El Cubo	79.8	86.5	86.4	88.1	84.7	86.1	84.6	84.3
El Compas	72.2	84.1	75.3	76.8	-	-	-	-
Cash costs per oz	$13.63	$11.51	$13.67	$12.55	$9.22	$8.86	$7.61	$6.50
Guanaceví	$13.54	$12.83	$17.37	$21.06	$19.38	$18.14	$17.46	$15.31
Bolañitos	$4.82	$8.13	$11.56	$2.43	$2.59	$6.22	$2.87	($2.77)
El Cubo	$22.67	$17.67	$9.63	$7.72	$3.97	$2.47	$2.09	$2.93
El Compas	$10 .90	($25.37)	($1.52)	($5.59)	-	-	-	-
AISC per oz	$23.20	$21.53	$20.90	$19.37	$14.20	$16.14	$17.28	$14.18
Guanaceví	$19.48	$20.99	$24.94	$27.56	$27.49	$28.75	$29.24	$22.62
Bolañitos	$38.38	$29.90	$22.64	$16.36	$5.12	$14.00	$12.84	$4.20
El Cubo	$24.41	$20.77	$11.47	$11.43	$7.48	$6.96	$10.0 8	$11.22
El Compas	$47.68	$3.46	$43.62	$18.55	-	-	-	-
Costs per tonne	$113.47	$106.76	$114.40	$105.84	$93.52	$86.33	$86.43	$79.38
Guanaceví	$131.56	$116.20	$148.84	$145.37	$144.57	$131.75	$139.24	$120 .63
Bolañitos	$80 .66	$81.03	$79.90	$70.87	$66.43	$64.00	$65.74	$60 .87
El Cubo	$112.48	$113.44	$107.09	$105.69	$85.77	$76.55	$75.13	$70 .81
El Compas	$160.01	$137.99	$138.03	$110.03	-	-	-	-

(1) Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the year ended December 31, 2019, the average price of silver was $16.20 per ounce, with silver trading between $14.37 and $19.31 per ounce based on the London Fix silver price. This compares to an average of $15.71 per ounce for the year ended December 31, 2018, with a low of $13.97 and a high of $17.52 per ounce. For the year ended December 31, 2019, the Company realized an average price of $16.29 per silver ounce compared with $15.65 for the year ended December 31, 2018.

During the year ended December 31, 2019, the average price of gold was $1,393 per ounce, with gold trading between $1,270 and $1,546 per ounce based on the London Fix PM gold price. This compares to an average of $1,269 per ounce for the year ended December 31, 2018, with a low of $1,178 and a high of $1,355 per ounce. For the year ended December 31, 2019, the Company realized an average price of $1,422 per ounce compared with $1,267 for the year ended December 31, 2018.

During 2018, the average price of silver was $15.71 per ounce, with silver trading between $13.97 and $17.52 per ounce based on the London Fix silver price. This compares to an average of $17.05 per ounce during 2017, with a low of $15.22 and a high of $18.56 per ounce. During 2018, the Company realized an average price of $15.65 per silver ounce compared with $17.24 for 2017.

During 2018, the average price of gold was $1,269 per ounce, with gold trading between $1,178 and $1,355 per ounce based on the London Fix PM gold price. This compares to an average of $1,257 per ounce during 2017, with a low of $1,146 and a high of $1,346 per ounce. During 2018, the Company realized an average price of $1,267 per ounce compared with $1,285 for 2017.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly implementation of tariffs, led to renewed interest in precious metals stabilizing prices during 2017, while the robust economic growth in early 2018 resulted in weaker investment in the sector. Renewed uncertainty surrounding trade discussions, the results of the US mid-term elections, signals of US economic slowdown and rising geopolitical risk has renewed interest in precious metals that continued into 2020.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the year ended December 31, 2019, the Mexican peso remained relatively stable relative to the U.S. dollar, although volatility occurred throughout the year. During 2019, the average foreign exchange rate was $19.24 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.73 to $20.14. This compares to an average of $19.22 during 2018, with a range of $18.00 to $20.77 Mexican pesos per U.S. dollar.

During 2018, the Mexican peso initially appreciated against the U.S. dollar, however discussions of U.S. imposed tariffs and the expectation of the election of Andres Manuel Lopez Obrador as the next Mexico president drove the Mexican peso to depreciate against the U.S. dollar at the end of the second quarter. After the election, the Mexican Peso regained its losses and stabilized with an agreement on trade with the US. During 2018, the average foreign exchange rate was $19.22 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.00 to $20.77. This compares to an average of $18.91 during 2017, with a range of $17.50 to $21.92 Mexican pesos per U.S. dollar.

During the year ended December 31, 2019, the Canadian dollar traded in relatively tight trading range against the U.S. dollar. During 2019, the average foreign exchange rate was $1.327 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.302 and $1.364. This compares to an average of $1.296 for 2018, within a range of $1.230 and $1.330 Canadian dollar per U.S. dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

During 2018, the Canadian dollar gradually depreciated against the U.S. dollar. During 2018, the average foreign exchange rate was $1.296 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.230 and $1.336. This compares to an average of $1.298 during 2017, within a range of $1.211 and $1.374 Canadian dollar per U.S. dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

ANNUAL OUTLOOK

Production
In 2020, silver production is expected to range from 3.0 to 3.5 million oz and gold production is anticipated be in the 38,000 to 44,000 oz range. Silver equivalent production is forecasted to total 6.0 -7.0 million oz using an 80:1 silver:gold ratio.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)1	Tonnes/ Day (tpd)
Guanacevi	2.4-2.7	6.0-7.0	2.9-3.2	1,000 -1,20 0
Bolanitos	0.5-0.6	22.0-25.0	2.2-2.6	1,000 -1,250
El Compas	0.1-0 .2	10.0-12.0	0 .9-1.2	200 -250
Total	3.0-3.5	38.0-44.0	6.0 -7.0	2,200 -2,700

At Guanaceví, multiple changes were initiated in 2019 to resolve operational challenges and as a result, production in Q4, 2019 improved considerably compared to the first three quarters. From Q1 to Q4, 2019, silver equivalent grade increased 26% and plant throughput rose 21%. The original Porvenir Norte and Santa Cruz orebodies which had become too deep, narrow and low grade to be economic are now closed. The 2020 production will rise from 1,000 tpd to 1,200 tpd and average 1,100 tpd from the new, shallower, wider, higher grade Milache, SCS and P4E orebodies. Management expects operating costs will decrease in 2020 compared to 2019.

At Bolañitos, the mine and plant also experienced operating issues in 2019 and management made several changes to resolve the problems. The recovery to normal operations, rising production and falling costs will take another two quarters but a significant improvement is anticipated in 2020. Production will rise from 1000 tpd to 1250 tpd and average 1,150 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Gold grades are expected to increase, while silver grades will decrease compared to 2019.

At El Compas, production is forecast to be steady state around 225 tpd for 2020, with ore grades similar to 2019. The Company is replacing the mining contractor to reduce operating costs in 2020 compared to 2019.

Capital Investments
In 2020, Endeavour plans to invest $32.6 million on capital projects primarily as sustaining capital at the three operating mines, and $1.8 million in growth capital to maintain the exploration concessions and corporate infrastructure. At current metal prices, the sustaining capital investments will be covered by operating cash flow and current cash.

At Guanaceví, $15.8 million will be invested on capital projects, the largest of which is the development of 8.4 kilometres (km) of mine access at the Milache, SCS and the P4E orebodies.

At Bolañitos, $13.6 million will be invested, including $7.8 million for 8.6 kilometres of mine development to access reserves and resources in the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. The remaining $5.8 million will go to upgrade the mining fleet, support site infrastructure, and raise the tailings dam.

At El Compas, $1.4 million will be invested on mine development and tailings expansion.

At Terronera, a final update to the pre-feasibility study is currently being prepared which will include the results of additional engineering studies and revised cost estimates. Management continues to evaluate its debt financing alternatives, but no commitments have been received yet. The Company may also consider whether or not to proceed to a full feasibility study in order to reduce the cost of capital for the project. Following the completion of the updated pre-feasibility study and board approval, management will release a revised program and budget for the project.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$8.4 million	$7.4 million	$15.8 million	-	$15.8 million
Bolañitos	$7.8 million	$5.8 million	$13.6 million	-	$13.6 million
El Compas	-	$1.4 million	$ 1.4 million	-	$ 1.4 million
Corporate	-	-	-	$ 1.8 million	$ 1.8 million
Total	$16.2 million	$14.6 million	$30.8 million	$1.8 million	$32.6 million

Operating Costs
Cash costs, net of gold by-product credits, are expected to be $5.50 -$6.50 per oz of silver produced in 2020. Consolidated cash costs on a co-product basis are anticipated to be $12.00 -$13.00 per oz silver and $900-$1,000 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $17.00 -$18.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $16.50 -$17.50 range.

Direct operating costs are estimated to be in the range of $85-$90 per tonne.

Management has assumed a $17 per oz silver price, $1,450 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2020 cost forecasts.

Exploration Expenditures
In 2020, the Company plans to spend $5.4 million drilling 18,500 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the three operating mines, 10,500 metres of core drilling are planned at a cost of $2.0 million to replace reserves and expand resources.

On the exploration and development projects, expenditures of $3.4 million are planned to fund 8,000 metres of core drilling, advance engineering studies at Terronera and Parral, and drill the Paloma gold project in Chile, where initial exploration results were positive.

Project	2020 Activity	Drill M etres	Expenditures
Guanaceví	Drilling	3,000	$0.5 million
Bolañitos	Drilling	3,000	$0.8 million
El Compas	Drilling	4,500	$0.7 million
Parral	Drilling/ Economic Study	5,000	$1.2 million
Chile - Paloma	Drilling	3,000	$1.5 million
Chile - Cerro	Evaluation		$0.3 million
Guadalupe y Calvo	Mapping/ Sampling	-	$0.1 million
Terronera	PFS/ Development	-	$ 0.3 million
Total		18,500	$5.4 m illion

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $33.4 million at December 31, 2018 to $23.4 million at December 31, 2019. The Company had working capital of $38.4 million at December 31, 2019 (December 31, 2018 - $54.5 million). The $16.1 million decrease in working capital is primarily due to the decrease in cash of $10.0 million, a decrease in accounts receivable of $4.0 million which is composed primarily of Impuesto al Valor Agregado- value added tax (“IVA”) receivable and an increase in short term loan payables, offset by a decrease of $2.0 million in income taxes payable.

Operating activities used $9.6 million during 2019 compared to generating $26.6 million of cash in 2018. The significant non-cash adjustments to the net loss of $48.1 million were amortization and depletion of $32.0 million, share-based compensation of $3.2 million, a deferred income tax expense of $2.4 million, finance costs of $0.6 million, a write down of inventory to net realizable value of $0.6 million and a change in non-cash working capital of $0.7 million. The change in non-cash working capital was primarily due to a decrease in inventories and accounts receivable offset by payables with normal fluctuations in other working capital items.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

The Company’s Mexican subsidiaries pay IVA, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”.

Investing activities during the year used $21.8 million compared to $40.4 million in 2018. The investments in 2019 were primarily for sustaining capital at existing mines, while in 2018 capital expenditures pertained to sustaining capital at the existing operations and the construction of the El Compas operation. In 2019, the Company incurred $0.3 million for acquisition of intangible assets.

Capital additions totaled $31.9 million in property, plant and equipment for the year ended December 31, 2019, including financed mobile equipment, as follows:

At Guanaceví, the Company invested $12.9 million, with $8.6 million spent on 8.4 kilometres of mine development, $1.2 million on underground and above ground infrastructure for Santa Cruz Sur and $2.5 million of mobile equipment financed to accelerate the development of the SCS and Milache and explore and exploit the concession rights acquired from Ocampo. The Company also purchased $0.5 million of vehicles and invested $0.1 million on office and IT equipment.

At Bolañitos, the Company invested $13.8 million, including $6.0 million on 5.8 kilometres of mine development, $5.7 million on financed mobile equipment, $1.3 million on various mine equipment, $0.4 million on vehicles, $0.2 million on surface infrastructure and $0.2 million on a tailings dam.

At El Compas, the Company has spent a total of $3.7 million in developing the El Compas ore body, refurbishing the plant and on various equipment. Of that amount, $2.4 million was incurred to develop 2.6 kilometres on the Compas and Orito veins. Pre-commercial production, plant start-up and plant refurbishment costs resulted in $0.8 million capitalized to the plant prior to commercial production and additional $0.4 million on tailings dam and plant improvements and $0.1 million on mine equipment since the commencement of commercial production.

Exploration incurred $1.5 million in holding costs and acquisition of concessions.

Financing activities for the year ended December 31, 2019 increased cash by $21.2 million, compared to increasing cash by $8.9 million in 2018. During 2019, the Company received gross proceeds through an at-the-market financing of $23.6 million, received $0.3 million on the exercise of employee stock options, paid $0.7 million in share issue costs and paid $1.6 million in interest and principal repayments on loans and leases. By comparison, during 2018, the Company re-allocated $1.0 million from restricted cash, raised gross proceeds of $8.3 million, received $0.2 million from exercised employee stock options and paid $0.6 million in share issue costs.

In April 2018, the Company filed a short form base shelf prospectus (the “Base Shelf”) to qualify the distribution of up to CAD$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provides the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 34

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2019, the Company issued 10,717,126 common shares under the ATM facility at an average price of $2.20 per share for gross proceeds of $23.6 million, less commissions of $0.5 million.

The principal business objective that the Company expected to accomplish using the net proceeds from the ATM facility was to advance the exploration and development of the Terronera Project. Any further net proceeds from the ATM facility were added to the Company’s working capital.

Use of proceeds as at December 31, 2019
Net proceeds received	$31,113
Advancement of Terronera Project	(7,184)
Remaining proceeds	$23,929

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2020 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at December 31, 2019, the Company’s issued share capital was $482.2 million, representing 141,668,178 common shares, and the Company had options outstanding to purchase 6,923,000 common shares with a weighted average exercise price of CAD$3.74.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.5 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.2 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.2 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($0.4 million) and inflationary charges of MXN 11.5 million ($0.6 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in prior year. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 35

Compania Minera Del Cubo SA de CV (“Cubo”), a subsidiary of the Company, received an MXN 58.5 million (US $3.0 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers. The tax assessment consists of MXN 24.1 million ($1.3 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation. As of December 31, 2018, the Cubo entity had MXN 1.6 billion (US $84.6 million) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.8 million) for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company’s judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($200) and inflationary charges of MXN 0.9 million ($100) has accumulated.

Capital Requirements

See 2020 Outlook on page 32 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following undiscounted contractual obligations at December 31, 2019:

Payments due by period (in thousan ds of dollars)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$2,810	$2,810	$-	$-	$-
Loans payable	10,059	3,535	5,093	1,431	-
Lease liabilities	1,550	240	412	312	586
Other contracts	942	128	215	215	384
Other Long-Term Liabilities	8,952	-	6,260	2,395	297
Total	$24,313	$6,713	$11,980	$4,353	$1,267

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $2,000 and $8,000 for the three months and twelve months ended December 31, 2019 (December 31, 2018 - $2,000 and $16,000 respectively). The Company had a $1,000 net receivable related to administration costs outstanding as at December 31, 2019 (December 31, 2018 – $1,000).

The Company was charged $68,000 and $215,000 for legal services for the three months and twelve months ended December 31, 2019 respectively, by a firm in which the Company’s corporate secretary is a partner (December 31, 2018 - $27,000 and $189,000 respectively). The Company has $33,000 payable to the legal firm as at December 31, 2019 (December 31, 2018 - $5,000).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 36

Financial Instruments and fair value measurements

As at December 31, 2019, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$23,368	$23,368	$23,368
Other investments	69	-	69	69
Trade receivables	6,343	6,343	12,686	12,686
Other receivables	-	1,278	1,278	1,278
Total financial assets	$6,412	$30,989	$37,401	$37,401

Financial liabilities:
Accounts payable and accrued liabiities	$2,185	$17,590	$19,775	$19,775
Loans payable	-	8,875	8,875	8,875
Total financial liabilities	$2,185	$26,465	$28,650	$28,650

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As at December 31, 20 19
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$69	$69	$-	$-
Trade receivables	6,343	-	6,343	-
Total financial assets	$6,412	$69	$6,343	$-

Liabilities:
Deferred share units	$2,138	$2,138	$-	$-
Share appreciation rights	47	-	47	-
Total financial liabilities	$2,185	$2,138	$47	$-

Other investments
The Company holds marketable securities classified as Level 1 in the fair value hierarchy. The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in income or loss.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 37

Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 38

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At December 31, 2019, there are 178,394 oz of silver and 4,981 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2019, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.1 million.

Outstanding Share Data

As of February 20, 2020, the Company had the following securities issued and outstanding:

  141,788,523 common shares
  6,791,800 common shares issuable under stock options with a weighted average exercise price of CAD$3.75 per share expiring between May 13, 2020 and May 7, 2024

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 39

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

  applied a single discount rate to a portfolio of leases with similar characteristics applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition excluded initial direct cots from measuring the right-of-use assets at the date of initial application

The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right-of-use assets in the amount of $1,835,000 and lease liabilities of $1,422,000 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $413,000 between right-of-use asset and lease liability relates to the adjustment of lease incentives of $243,000 offset by the reallocation of a prepaid expense to a right of use asset of $656,000.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 40

The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16
Operating lease obligations as at December 31, 2018	$2,840
Non-lease components	(942)
Foreign exchange differences	(18)
Other	(1)
Undiscounted lease liability	1,879
Effect from discounting at incremental borrowing rate	(457)
Lease obligations as at January 1, 2019	$1,422

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

Determination of ore reserves and resources
Judgments about the amount of product that can be economically and legally extracted from the Company’s properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrator’s National Instrument 43-101) to compile this data.

Changes in the judgments surrounding proven and probable reserves may impact the carrying value of mineral properties, plant and equipment, reclamation and rehabilitation provisions, recognition of deferred income tax amounts, and depreciation and depletion.

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends). Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineral reserves.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 41

Impairment of Non-Current Assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, if any, are determined on an annual basis and circumstances result in impairment indicators. In 2015, the Company determined there were several indicators of potential impairment of its producing mineral properties which included the sustained decline in precious metal prices and updates of the estimated reserves and resources. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGUs fair value in use. The cash flows were determined based on the life-of-mine after tax cash flow estimate which incorporate management’s best estimates of future metal prices, production based on estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

As at December 31, 2019, the Company tested the recoverability of the Guanaceví CGU due to 2019 operational challenges and the El Compas CGU due to increased capital and operating costs than initially projected. The Company determined that no impairment was required for either CGU.

For a discounted cash flow model, any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Achievement of commercial production
Once a mine reaches the operating levels intended by management, deprecation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level. Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that his level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs
Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Deferred Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 42

Judgement is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes. The resolution of these uncertainties may result in adjustments to the Company’s tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets. Estimates of future taxable income is based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

Inventory
In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

Share-based Compensation
The Company has a stock option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when vested, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and vesting. The fair value of each SAR award is estimated on the grant date using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions (as determined by the board of directors of the Company) for a grant of PSUs have been met within the specified performance period, a PSU is then vested and redeemable into one common share for no additional consideration. The Company estimates the probability of attainment of the PSU performance conditions, which may vary for each grant of PSUs in the board of directors’ sole discretion.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 43

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

RISKS AND UNCERTAINTIES

Besides the risks discussed elsewhere in this MD&A, the following are risks and uncertainties that have affected the Company’s financial statements or future performance or that may affect them in the future. See “Risk Factors” in the Company’s Annual Information Form for other risks affecting the Company generally.

Precious and Base Metal Price Fluctuations
The profitability of the precious metals operations in which the Company has an interest is significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company’s operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

Foreign Exchange Rate Fluctuations
Operations in Mexico, Chile and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are generally priced in Canadian dollars or U.S. dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars, Chilean pesos and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company’s business.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 44

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The economics of developing silver, gold and other mineral properties are affected by many factors, including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession.

There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanaceví, Bolañitos and El Compas mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. The mines have expected lives of one to four years based on current proven and probable reserves and production levels. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Economic Conditions for Mining
A decline in the market price for precious metal commodities has been experienced since 2013. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization has been significantly reduced over this period. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company’s mineral properties may be required.

Integration of New Acquisitions
The positive effect on the Company’s results arising from past and future acquisitions depends on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 45

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems.

The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and secondarily in Chile and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in other jurisdictions; it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 46

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, one subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities. The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. If the Company is unsuccessful this could negatively impact the Company’s financial position and create difficulties for the Company in dealing with Mexican fiscal authorities in the future.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV (“Cubo”), a subsidiary of the Company, received a MXN 58.5 million ($3,000) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consists of MXN 24.1 million ($1.3 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, MXN 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation. As of December 31, 2019, the Cubo entity had MXN 1.6 billion ($84,600) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.8 million) for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company’s judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concession during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($200) and inflationary charges of MXN 0.9 million ($100) has accumulated.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 47

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties but are unknown to the Company at present.

Title to Assets
Although the Company obtains title opinions for material properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Assurance on Financial Statements
The Company prepares the financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to the annual consolidated financial statements for the year ended December 31, 2019. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze the internal control systems for financial reporting.

Changes in Climate Conditions
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. Extreme weather events have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

Anti-Corruption and Anti-Bribery Laws
The Company’s operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company’s internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company’s reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company’s operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 48

Compliance with Canada’s Extractive Sector Transparency Measures Act
The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Claims under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered professional accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Information Systems and Cyber Security
The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on the Company’s reputation, business, results of operations, financial condition and share price.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company’s systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

CONTROLS AND PROCEDURES

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A, management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 49

Management’s Report on Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management of the Company, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2019.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 50